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AGREEMENT AND PLAN OF MERGER

dated as of August 21, 2001
by and between
FIRST COMMUNITY BANCORP
and
PACIFIC WESTERN NATIONAL BANK

TABLE OF CONTENTS

RECITALS

ARTICLE I

CERTAIN DEFINITIONS

1.01.	Certain Definitions	1

ARTICLE II

THE MERGER

2.01.	The Merger	5
2.02.	Effective Date and Effective Time	6

ARTICLE III

CONSIDERATION; EXCHANGE PROCEDURES

3.01.	Merger Consideration	6
3.02.	Rights as Shareholders; Stock Transfers	6
3.03.	Exchange Procedures	6
3.04.	Company Stock Options	7
3.05.	Anti-Dilution Provisions	7
3.06.	Dissenters' Rights	7

ARTICLE IV

ACTIONS PENDING ACQUISITION

4.01.	Forebearances of the Company	8
4.02.	Forebearances of Parent	10

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.01.	Disclosure Schedules	10
5.02.	Standard	11
5.03.	Representations and Warranties of the Company	11
5.04.	Representations and Warranties of Parent	18

ARTICLE VI

COVENANTS

6.01.	Reasonable Best Efforts	20
6.02.	Shareholder Approval	20
6.03.	Proxy Statement	20
6.04.	Press Releases	21
6.05.	Access; Information	21
6.06.	Acquisition Proposals	21
6.07.	Certain Policies	22

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6.08.	Regulatory Applications	22
6.09.	Indemnification	23
6.10.	Benefit Plans	24
6.11.	Notification of Certain Matters	24
6.12.	Parent Approval	24
6.13.	Covenant Relating to the Tax Status of the Agreement	24

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.01.	Conditions to Each Party's Obligation to Effect the Merger	25
7.02.	Conditions to Obligation of the Company	25
7.03.	Conditions to Obligation of Parent and Merger Subsidiary	25

ARTICLE VIII

TERMINATION

8.01.	Termination by Mutual Consent	26
8.02.	Termination by Either Parent or the Company	26
8.03.	Termination by the Company	27
8.04.	Termination by Parent	27
8.05.	Effect of Termination and Abandonment	27

ARTICLE IX

MISCELLANEOUS

9.01.	Survival	28
9.02.	Waiver; Amendment	28
9.03.	Counterparts	29
9.04.	Governing Law	29
9.05.	Expenses	29
9.06.	Notices	29
9.07.	Entire Understanding; No Third Party Beneficiaries	29
9.08.	Effect	30
9.09.	Severability	30
9.10.	Enforcement of the Agreement	30
9.11.	Interpretation	30
EXHIBIT A Form of Shareholder Agreement
EXHIBIT B Form of Non-Compete Agreement
EXHIBIT C Form of Non-Solicitation and Severance Agreement
Company's Disclosure Schedules
Parent's Disclosure Schedules

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    AGREEMENT AND PLAN OF MERGER, dated as of August 21, 2001 (this "Agreement"), by and between Pacific Western National Bank, a national banking association (the "Company") and First Community Bancorp, a California corporation ("Parent").

RECITALS

    A.  The Company.  The Company is a national banking association having its principal place of business in Brea, California.

    B.  Parent.  Parent is a California corporation, having its principal place of business in Rancho Santa Fe, California.

    C.  Merger Subsidiary.  Upon execution of this Agreement, Parent shall form an interim national banking association ("Merger Subsidiary"), all of the outstanding capital stock of which shall be owned by Parent.

    D.  Intentions of the Parties.  It is the intention of the parties to this Agreement that the business combination contemplated hereby be accounted for under the purchase accounting method and treated as a purchase of all of the stock of the Company for U.S. federal income tax purposes.

    E.  Board Action.  The respective Boards of Directors of each of Parent and the Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein.

    F.  Shareholder Agreements.  As a condition to, and simultaneously with, the execution of this Agreement, each Shareholder (as defined herein) is entering into an agreement, in the form of Exhibit A hereto (collectively, the "Shareholder Agreements"), pursuant to which each Shareholder has agreed, among other things, to vote its shares in favor of this Agreement and the Merger.

    G.  Non-Compete Agreements.  As a condition to, and simultaneously with, the execution of this Agreement, each non-employee director of the Company is entering into an agreement, in the form of Exhibit B hereto (collectively, the "Non-Compete Agreements").

    H.  Non-Solicitation and Severance Agreement.  As a condition to, and simultaneously with, the execution of this Agreement, Douglass Faist, President and Chief Executive Officer of the Company, is entering into an agreement, in the form of Exhibit C hereto (the "Non-Solicitation Agreement").

    NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

    1.01.  Certain Definitions.  The following terms are used in this Agreement with the meanings set forth below:

      "Acquisition Proposal" has the meaning set forth in Section 6.06.

      "Agreement" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

      "Agreement of Merger" has the meaning set forth in Section 2.01(b).

      "ALL" has the meaning set forth in Section 5.03(t).

      "Bank Insurance Fund" means the Bank Insurance Fund maintained by the FDIC.

      "Benefit Plans" has the meaning set forth in Section 5.03(m).

      "Business Day" means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. Government or any day on which banking institutions in the State of California are authorized or obligated to close.

      "Certificate" has the meaning set forth in Section 3.01(a).

      "Code" means the Internal Revenue Code of 1986, as amended.

      "Community Reinvestment Act" means the Community Reinvestment Act of 1977, as amended.

      "Company" has the meaning set forth in the preamble to this Agreement.

      "Company Articles" means the Articles of Association of the Company, as amended.

      "Company Board" means the Board of Directors of the Company.

      "Company By-Laws" means the By-Laws of the Company.

      "Company Loan Property" has the meaning set forth in Section 5.03(o).

      "Company Meeting" has the meaning set forth in Section 6.02.

      "Company Stock" means the common stock, $5.00 par value per share, of the Company.

      "Company Stock Option" has the meaning set forth in Section 3.04.

      "Costs" has the meaning set forth in Section 6.09(a).

      "Derivatives Contract" has the meaning set forth in Section 5.03(q).

      "Disclosure Schedule" has the meaning set forth in Section 5.01.

      "Dissenters' Shares" means shares of Company Stock held by a Company shareholder with respect to which such shareholder, in accordance with the National Bank Act, perfects such shareholder's right to dissent to the Merger.

      "Dissenting Shareholder" means any holder of Dissenters' Shares.

      "Effective Date" has the meaning set forth in Section 2.02.

      "Effective Time" has the meaning set forth in Section 2.02.

      "Employees" has the meaning set forth in Section 5.03(m).

      "Environmental Laws" has the meaning set forth in Section 5.03(o).

      "Equal Credit Opportunity Act" means the Equal Credit Opportunity Act, as amended.

      "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

      "ERISA Affiliate" has the meaning set forth in Section 5.03(m).

      "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

      "Exchange Funds" has the meaning set forth in Section 3.03.

      "Fair Housing Act" means the Fair Housing Act, as amended.

      "FDIC" means the Federal Deposit Insurance Corporation.

      "Federal Reserve Act" means the Federal Reserve Act, as amended.

      "Federal Reserve Board" means the Board of Governors of the Federal Reserve System.

      "GAAP" means generally accepted accounting principles.

      "Governmental Authority" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

      "Hazardous Substance" has the meaning set forth in Section 5.03(o).

      "Indemnified Party" has the meaning set forth in Section 6.09(a).

      "Insurance Amount" has the meaning set forth in Section 6.09(b).

      "Insurance Policies" has the meaning set forth in Section 5.03(s).

      "Knowledge" of the Company or Parent, as the case may be, means to the actual knowledge after reasonable investigation of any director or any officer with the title of Vice President or above of the Company or Parent, as the case may be, or of any employee of Company or Parent, as the case may be, with primary responsibility for the subject matter as to which Knowledge is at issue.

      "Lien" means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance or any other encumbrance or exception to title of any kind.

      "Material Adverse Effect" means, with respect to Parent or Company, any effect, circumstance, occurrence or change that (i) is material and adverse to the financial position, results of operations or business of Parent and its Subsidiaries taken as a whole or Company, respectively, or (ii) would materially impair the ability of either Parent or Company to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; provided, however, that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with GAAP, (d) changes agreed to in writing by Parent and Company and (e) changes resulting from general economic conditions throughout the United States affecting banks and their holding companies.

      "Merger" has the meaning set forth in Section 2.01(a).

      "Merger Consideration" has the meaning set forth in Section 2.01(a).

      "Merger Subsidiary" has the meaning set forth in the recitals to this Agreement.

      "Merger Subsidiary Board" means the Board of Directors of Merger Subsidiary.

      "Merger Subsidiary Stock" means the stock, par value per share to be determined, of Merger Subsidiary.

      "Nasdaq" means The Nasdaq Stock Market, Inc.'s National Market System.

      "National Bank Act" means the National Bank Act, as amended.

      "National Labor Relations Act" means the National Labor Relations Act, as amended.

      "Non-Compete Agreements" has the meaning set forth in the preamble to this Agreement.

      "Non-Solicitation Agreement" has the meaning set forth in the preamble to this Agreement.

      "OCC" means the Office of the Comptroller of the Currency.

      "OCC Documents" has the meaning set forth in Section 5.03(g).

      "Offer Price" has the meaning set forth in Section 3.01(a).

      "Parent" has the meaning set forth in the preamble to this Agreement.

      "Parent Board" means the Board of Directors of Parent.

      "Parent By-Laws" means the By-Laws of Parent.

      "Parent Common Stock" means the common stock, no par value per share, of Parent.

      "Parent Loan Property" has the meaning set forth in Section 5.04(j).

      "Parent Preferred Stock" means the preferred stock, no par value per share, of Parent.

      "Parent Stock" means, collectively, Parent Common Stock and Parent Preferred Stock.

      "Parent Subsidiaries" means Rancho Santa Fe National Bank, First Community Bank of the Desert and First Professional Bank, N.A.

      "Paying Agent" has the meaning set forth in Section 3.03(a).

      "Pension Plan" has the meaning set forth in Section 5.03(m).

      "Person" means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company or unincorporated organization.

      "Previously Disclosed" by the Company shall mean information set forth in a section of the Disclosure Schedule corresponding to the section of this Agreement where such term is used.

      "Proxy Statement" has the meaning set forth in Section 6.03(a).

      "Regulatory Authorities" has the meaning set forth in Section 5.03(i).

      "Rights" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such Person.

      "SEC" means the Securities and Exchange Commission.

      "SEC Documents" has the meaning set forth in Section 5.04(g).

      "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

      "Shareholder Agreements" has the meaning set forth in the recitals to this Agreement.

      "Shareholders" shall mean the following shareholders of the Company: each director and executive officer of the Company.

      "Subsidiary" and "Significant Subsidiary" have the meanings ascribed to those terms in Rule 1-02 of Regulation S-X of the SEC.

      "Superior Proposal" has the meaning set forth in Section 6.06.

      "Surviving Association" has the meaning set forth in Section 2.01(a).

      "Tax" and "Taxes" mean all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments, levies or charges of any kind whatsoever, imposed on or with respect to the income, properties or operations of the Company by any taxing authority whether arising before, on or after the Effective Date, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.

      "Tax Returns" means any return, amended return and any other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority having jurisdiction over the Company on or before the Effective Date with respect to any Taxes of the Company including, without limitation, any documentation required to be filed with any taxing authority or to be retained by the Company in respect of information reporting requirements imposed by the Code or any similar foreign, state or local law.

      "Termination Date" has the meaning set forth in Section 8.02.

      "Treasury Stock" shall mean shares of Company Stock held by the Company or by Parent or any of its Subsidiaries, in each case other than in a fiduciary (including custodial or agency) capacity or as a result of debts previously contracted in good faith.

ARTICLE II
THE MERGER

    2.01.  The Merger  (a) The Combination.  At the Effective Time, Merger Subsidiary shall merge with and into the Company (the "Merger"), the separate corporate existence of Merger Subsidiary shall cease and the Company shall survive and continue to exist as a national banking association (the Company, as the surviving association in the Merger, sometimes being referred to herein as the "Surviving Association"). Parent may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Company's shareholders have approved this Agreement), change the method of effecting the acquisition of the Company (including, without limitation, the provisions of this Article II and including, without limitation, by electing not to merge Merger Subsidiary with and into the Company, but rather merge any of the Parent Subsidiaries with and into the Company or conducting a second stage merger in which the Surviving Association would be merged with and into one of the Parent Subsidiaries) if and to the extent it deems such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Company Stock as provided for in this Agreement (the "Merger Consideration"), (ii) adversely affect the tax treatment of the Company's shareholders as a result of receiving the Merger Consideration, (iii) impede or delay consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Company.

    (b)  Filings.  Subject to the satisfaction or waiver of the conditions set forth in Article VII, the Merger shall become effective upon the Effective Date, as specified in the notice filed with the OCC in accordance with OCC regulations. Prior to or contemporaneously with the filing of such notice, an executed agreement of merger (the "Agreement of Merger") in form acceptable to the OCC shall be filed pending the occurrence of the Effective Date.

    (c)  Articles of Association and By-Laws.  The articles of association and by-laws of the Surviving Association immediately after the Merger shall be those of the Company as in effect immediately prior to the Effective Time.

    (d)  Directors and Officers of the Surviving Association.  The directors and officers of the Surviving Association immediately after the Merger shall be the directors and officers of Merger Subsidiary immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

    (e)  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in 12 U.S.C. §215a(e), including any regulations or rules promulgated thereunder. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Merger Subsidiary shall vest in the Surviving Association, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Association.

    2.02.  Effective Date and Effective Time.  Subject to the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the parties shall cause the filings contemplated by Section 2.01 to be made on (i) the third Business Day after such satisfaction or waiver or (ii) such other date to which the parties may agree in writing. The Merger provided for herein shall become effective upon such filing or filings or on such date as may be specified therein in accordance with OCC regulations, provided however, that the consummation of the Merger shall not occur prior to January 4, 2002. The date of such effectiveness is herein called the "Effective Date". The "Effective Time" of the Merger shall be the time as set forth in such filing.

ARTICLE III
CONSIDERATION; EXCHANGE PROCEDURES

    3.01.  Merger Consideration.  Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

    (a)  Outstanding Company Stock.  Each share of Company Stock, excluding Treasury Stock and Dissenters' Shares, issued and outstanding immediately prior to the Effective Time, shall become and be converted into the right to receive from the Surviving Association $37.15 in cash, without interest (the "Offer Price"). At the Effective Time all such shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such shares (a "Certificate") shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

    (b)  Outstanding Merger Subsidiary Stock.  Each share of Merger Subsidiary Stock issued and outstanding immediately prior to the Effective Time shall become and be converted into one duly and validly issued, fully paid and nonassessable share of the Surviving Association.

    (c)  Outstanding Parent Stock.  Each share of Parent Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and be unaffected by the Merger.

    (d)  Treasury Stock.  Each share of Company Stock held as Treasury Stock immediately prior to the Effective Time shall automatically be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

    3.02.  Rights as Shareholders; Stock Transfers.  At the Effective Time, holders of Company Stock shall cease to be, and shall have no rights as, shareholders of the Company other than to receive the consideration provided under this Article III. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Stock that was outstanding immediately prior to the Effective Time.

    3.03.  Exchange Procedures.  (a)  At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with U.S. Stock Transfer (the "Paying Agent"), for the benefit of the holders of Certificates, for exchange in accordance with this Article III, funds in amounts (the "Exchange Funds") for the payment of the Merger Consideration pursuant to Section 3.01(a) upon surrender of Certificates, it being understood that any and all interest or income earned on funds made available to the Paying Agent pursuant to this Agreement shall be turned over to Parent.

    (b)  After the Effective Date, Parent shall send or cause to be sent, as promptly as practicable and in no event later than five Business Days after the Effective Date, to each former holder of record of shares of Company Stock immediately prior to the Effective Time transmittal materials for use in exchanging such shareholder's Certificates for the consideration set forth in this Article III. Upon delivery to the Paying Agent of Certificates representing such shares of Company Stock (or indemnity reasonably satisfactory to Parent and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder, Parent shall cause the amount of cash into which the shares formerly represented by such Certificates shall have been converted pursuant to this Article III, which such Person shall be entitled to receive, to be delivered to such shareholder and the Certificates so delivered shall forthwith be cancelled. The Paying Agent shall process materials received and issue the Merger Consideration within three Business Days of the receipt of such materials. In the event of a transfer of ownership of Company Stock that is not registered in the stock transfer books of the Company, the proper amount of cash may be paid in exchange therefor to a Person other than the Person in whose name the Certificate so delivered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the satisfaction of Parent that such tax has been paid or is not applicable. No interest will be paid on any such cash which any such Person shall be entitled to receive pursuant to this Article III upon such delivery.

    (c)  Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Company Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

    (d)  Any portion of the Exchange Funds that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be paid to Parent. Any shareholders of the Company who have not theretofore complied with this Article III shall thereafter look only to Parent for payment of the cash deliverable in respect of each share of Company Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

    3.04.  Company Stock Options.  (a)  At the Effective Time, each holder of outstanding and unexercised options to purchase shares of Company Stock granted under the Company's 1997 Stock Option Plan (each, a "Company Stock Option"), whether or not exercisable or vested, shall be entitled to receive, in full satisfaction of such Company Stock Options, cash in an amount, without interest, equal to the product of (A) the excess, if any, of the Offer Price over the exercise price per share of Company Stock subject to such Company Stock Options and (B) the number of shares of Company Stock subject to such Company Stock Options.

    (b)  The Surviving Association shall make the payment of the amount determined pursuant to Section 3.04(a) above to holders as soon as reasonably practicable following the Effective Time, but in no event later than 10 Business Days following the Effective Time.

    3.05.  Anti-Dilution Provisions.  In the event the Company changes (or establishes a record date for changing) the number of shares of Company Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Company Stock (and the record date therefor shall be prior to the Effective Date), the Offer Price shall be proportionately adjusted.

    3.06.  Dissenters' Rights.  Any Dissenting Shareholder who shall be entitled to be paid the value of such shareholder's shares of Company Stock as provided in 12 U.S.C. § 215a, shall not be entitled to the Merger Consideration in respect thereof provided for under Section 3.01 unless and until such Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such Dissenting Shareholder's right to dissent from the Merger under the National Bank Act; otherwise, such Dissenting Shareholder shall be entitled to receive only the payment provided for by 12 U.S.C. §

 215a with respect to such Dissenters' Shares. If any Dissenting Shareholder shall fail to perfect or shall have effectively withdrawn or lost such right to dissent, the Dissenters' Shares held by such Dissenting Shareholder shall thereupon be treated as though such Dissenters' Shares had been converted into the right to receive the Merger Consideration pursuant to Section 3.01 hereof.

ARTICLE IV
ACTIONS PENDING ACQUISITION

    4.01.  Forebearances of the Company.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Parent, the Company will not:

    (a)  Ordinary Course.  Except as Previously Disclosed in Section 4.01(a) of the Company's Disclosure Schedule, and pursuant to the terms of Section 6.12 hereof, conduct the business of the Company other than in the ordinary and usual course or fail to use reasonable best efforts to preserve intact its business organizations and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, take any action that would adversely affect or delay the ability of the Company, Parent, Merger Subsidiary or any of the Parent Subsidiaries to perform any of their obligations on a timely basis under this Agreement, or take any action that is reasonably likely to have a Material Adverse Effect on the Company.

    (b)  Capital Stock.  Other than pursuant to the Rights set forth on Schedule 4.01(b) of the Company's Disclosure Schedule and outstanding on the date hereof, (i) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of stock or any Rights, (ii) enter into any agreement with respect to the foregoing or (iii) permit any additional shares of stock to become subject to grants of employee or director stock options, other Rights or similar stock-based employee rights.

    (c)  Dividends; Etc.  (i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of stock, or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock.

    (d)  Compensation; Employment Agreements; Etc.  Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of the Company or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for extension of any existing employment agreement for periods of up to one year from the date of expiration thereof, provided that employment under any such agreement is by its terms "at will," (iii) for other changes that are required by applicable law, (iv) to satisfy contractual obligations existing as of the date hereof and set forth in Schedule 4.01(d) of the Company's Disclosure Schedule or (v) for grants of awards to newly hired employees consistent with past practice.

    (e)  Hiring.  Hire any person as an employee of the Company or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(e) of the Company's Disclosure Schedule and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of the Company, other than any person to be hired who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $50,000.

    (f)  Benefit Plans.  Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy contractual obligations existing as of the date hereof and set forth on Schedule 4.01(f) of the Company's Disclosure Schedule) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of the Company or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

    (g)  Dispositions.  Except as Previously Disclosed in Section 4.01(g) of the Company's Disclosure Schedule and in accordance with Section 6.12, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that, together with all other such transactions, is not material to the Company.

    (h)  Acquisitions.  Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other entity except in the ordinary course of business consistent with past practice and in a transaction that, together with all other such transactions, is not material to the Company.

    (i)  Capital Expenditures.  Except as set forth in Schedule 4.01(i) of the Company's Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary course of business consistent with past practice in amounts not exceeding $10,000 individually or $50,000 in the aggregate.

    (j)  Governing Documents.  Amend the Company Articles or Company By-Laws.

    (k)  Accounting Methods.  Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP.

    (l)  Contracts.  Except as Previously Disclosed in Section 4.01(l) of the Company's Disclosure Schedule and in accordance with Section 6.12, enter into, renew or terminate, or make any payment not then required under, any contract or agreement that calls for aggregate annual payments of $25,000 or more and which is not terminable at will or with 60 calendar days or less notice without payment of a premium or penalty, other than loans and other transactions made in the ordinary course of the banking business or as otherwise expressly permitted under this Agreement.

    (m)  Claims.  Enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation to which the Company is a party on or becomes a party after the date of this Agreement, and as to which the Company is not solely a plaintiff, which settlement, agreement or action involves payment by the Company of an amount, individually or for all such settlements, that exceeds $100,000 or would impose any material restriction on the business of the Surviving Association or create precedent for claims that are reasonably likely to be material to the Company.

    (n)  Adverse Actions.  Take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay or impairment of the ability of the Company, Parent, Merger Subsidiary or any of the Parent Subsidiaries to consummate the transactions contemplated by this Agreement, except, in each case, (x) as may be required by applicable law or regulation or (y) as may otherwise be specifically permitted by this Agreement.

    (o)  Risk Management.  Except as required by applicable law or regulation or the OCC, (i) implement or adopt any material change in its interest rate and other risk management policies,

procedures or practices or (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk.

    (p)  Indebtedness.  Incur any indebtedness for borrowed money (other than deposits, Federal Funds borrowings and borrowings from the Federal Home Loan Bank of San Francisco) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person.

    (q)  Loans.  Make any loan, loan commitment or renewal or extension thereof to any Person which would, when aggregated with all outstanding loans, commitments for loans or renewals or extensions thereof made to such Person and any affiliate or immediate family member of such Person, exceed $750,000 without submitting complete loan package information to the chief credit officer of Parent for review with a right of comment at least two full Business Days prior to taking such action.

    (r)  Investments.  (i) Other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $1,000,000 or in securities transactions as provided in (ii) below, make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person or (ii) other than purchases of direct obligations of the United States of America or obligations of U.S. government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of two years or less, purchase or acquire securities of any type; provided, however, that in the case of investment securities, the Company may purchase investment securities if, within two Business Days after the Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request.

    (s)  Taxes.  Settle any material audit, make or change any material tax election, file any amended Tax Return, take any action which would have a Material Adverse Effect on the tax position of the Surviving Association after the Merger or take any other action with respect to Taxes, that is outside the ordinary course of business or inconsistent with past practice.

    (t)  Commitments.  Agree or commit to do any of the foregoing.

    4.02.  Forebearances of Parent.  From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of the Company, Parent will not, and will cause Merger Subsidiary and other Parent Subsidiaries not to:

    (a)  Ordinary Course.  Take any action reasonably likely to have an adverse effect on Parent's ability to perform any of its material obligations under this Agreement.

    (b)  Adverse Actions.  Knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in Article VII not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a material delay or impairment of the ability of the Company, Parent, Merger Subsidiary or any of the Parent Subsidiaries to consummate the transactions contemplated by this Agreement, except, in each case, as may be required by applicable law or regulation.

    (c)  Commitments.  Agree or commit to do any of the foregoing.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

    5.01.  Disclosure Schedules.  On or prior to the date hereof, the Company has delivered to Parent a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Section 5.03 or to one or more of its covenants contained in Article IV; provided, however, that (a) no such item is required to be set forth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02 and (b) the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

    5.02.  Standard.  No representation or warranty of the Company or Parent contained in Sections 5.03 or 5.04, respectively, shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless (a) such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04(a) through (i), has had or is reasonably likely to have a Material Adverse Effect on the party making such representation or warranty or (b) such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.04(j) and (k), has had or is reasonably likely to have a Material Adverse Effect on Parent only with respect to clause (ii) of the definition of "Material Adverse Effect".

    5.03.  Representations and Warranties of the Company.  Subject to Sections 5.01 and 5.02 and except as Previously Disclosed, the Company hereby represents and warrants to Parent and to Merger Subsidiary:

    (a)  Organization, Standing and Authority.  The Company is a national banking association. The Company is duly licensed by the OCC as a commercial bank and its deposits are insured by the FDIC through the Bank Insurance Fund in the manner and to the fullest extent provided by law. The Company is duly qualified to do business and is in good standing under the National Bank Act.

    (b)  Company Capital Stock.  As of the date hereof, the authorized capital stock of the Company consists solely of 2,000,000 shares of the Company's Common Stock, par value $5.00 per share, of which 921,185 shares are issued and outstanding. As of the date hereof, no shares of the Company Stock were held in treasury by the Company or otherwise owned by the Company. The outstanding shares of Company Stock have been duly authorized and are validly issued and outstanding, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). Section 5.03(b) of the Company's Disclosure Schedule sets forth for each Company Stock Option the name of the grantee, the date of the grant, the type of grant, the status of the option grant as qualified or non-qualified under Section 422 of the Code, the number of shares of Company Stock subject to each option, the number and type of shares subject to options that are currently exercisable and the exercise price per share. Except as set forth in the preceding sentence, as of the date hereof, there are no shares of Company Stock authorized and reserved for issuance, the Company does not have any Rights issued or outstanding with respect to Company Stock, and the Company does not have any commitment to authorize, issue or sell any Company Stock or Rights, except pursuant to this Agreement.

    (c)  Subsidiaries.

       (i) The Company has no Subsidiaries.

      (ii) The Company does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person or any interest in a partnership or joint venture of any kind.

    (d)  Corporate Power.  The Company has all requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and the Company has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby.

    (e)  Corporate Authority.  As of the date hereof, with respect to each of clauses (i), (ii) and (iii) below, the Company's Board, by resolutions duly adopted by unanimous vote at a meeting duly called and held, has duly (i) determined that this Agreement and the Merger are advisable and fair to and in the best interests of the Company and its shareholders, (ii) approved this Agreement and the Merger and (iii) resolved that such matter be submitted for consideration by its shareholders at a meeting of such shareholders and that such matter be recommended for approval at such meeting. The Company has duly executed and delivered this Agreement and each of this Agreement is a valid and legally binding obligation of the Company, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company Board has received the written opinion of Western Financial Corporation to the effect that as of the date hereof the Offer Price is fair to the holders of Company Stock from a financial point of view.

    (f)  Regulatory Approvals; No Defaults.

       (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by the Company in connection with the execution, delivery or performance by the Company of this Agreement or to consummate the Merger except for (A) filings of applications or notices with, and approvals or waivers by, the Federal Reserve Board and the OCC, as required, and (B) filings with federal and state securities authorities and (C) the approval of this Agreement by the affirmative vote of holders of two-thirds of the outstanding shares of the Company Stock. As of the date hereof, to the Knowledge of the Company, there is no reason as to the Company why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

      (ii) Subject to receipt of the approvals referred to in the preceding paragraph, and the expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or to which the Company or any of its properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of association or by-laws (or similar governing documents) of the Company or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g)  Financial Reports; Reporting Requirements; Undisclosed Liabilities.

       (i) The Company's audited financial statements for the fiscal years ended December 31, 2000, December 31, 1999 and December 31, 1998, and all other call reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 1998 with the OCC (collectively, including any such reports filed subsequent to the date hereof and as amended, the "OCC Documents") as of the date filed or to be filed and as amended prior to the date hereof, (A) with respect to filings made or required to be made under the Securities Act or the Exchange Act, if any, complied or will comply in all material respects as to form with the applicable securities regulations of the OCC (including those of the SEC, if applicable) and (B) with respect to filings made or required to be made other than under the Securities Act or the Exchange Act, complied or will comply in all material respects with the applicable regulations of the OCC, and (C) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets (including the related notes and schedules thereto) fairly presents, or will fairly present, the consolidated financial position of the Company as of its date, and each of the consolidated statements of income and changes in shareholders' equity and cash flows or equivalent statements (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of the Company for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein, and except as to filings that are not required to comply with GAAP or that are specifically required to comply with accounting principles that differ from GAAP. The Company is not required to file reports with the SEC or the OCC pursuant to Section 12(g) or 15(d) of the Exchange Act.

      (ii) Since December 31, 2000, the Company has not incurred any liability other than in the ordinary course of business consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby).

      (iii) Since December 31, 2000, (A) the Company has conducted its businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to the Company.

      (iv) No agreement pursuant to which any loans or other assets have been or shall be sold by the Company entitled the buyer of such loans or other assets, unless there is material breach of a representation or covenant by the Company, to cause the Company to repurchase such loan or other asset or the buyer to pursue any other form of recourse against the Company. No cash, stock or other dividend or any other distribution with respect to (A) the capital stock of the Company or (B) except as disclosed in writing to Parent as of the date hereof or hereafter, has been declared, set aside or paid. No shares of the capital stock of the Company have been purchased, redeemed or otherwise acquired, directly or indirectly, by the Company since December 31, 2000, and no agreements have been made to do the foregoing.

    (h)  Litigation.  No litigation, claim or other proceeding before any court or Governmental Authority is pending against the Company and, to the Company's Knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

    (i)  Regulatory Matters.  Neither the Company nor any of its properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state Governmental Authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Federal Reserve Board) or the supervision or regulation of it (collectively, the "Regulatory Authorities"). The Company has paid all assessments made or imposed by any Regulatory Authority. The Company has not been advised by, and does not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

    (j)  Compliance With Laws.  The Company:

       (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

      (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the Company's Knowledge, no suspension or cancellation of any of them is threatened; and

      (iii) has received, since December 31, 1999, no notification or communication from any Governmental Authority (A) asserting that the Company is not in compliance with any of the statutes, regulations or ordinances which such Governmental Authority enforces or (B) threatening to revoke any license, franchise, permit or governmental authorization (nor, to the Company's Knowledge, do any grounds for any of the foregoing exist).

    (k)  Material Contracts; Defaults.  The Company is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K or (ii) that materially restricts the conduct of business by the Company. The Company is not in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default. No power of attorney or similar authorization given directly or indirectly by the Company is currently outstanding.

    (l)  No Brokers.  No action has been taken by the Company that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Western Financial Corporation.

    (m)  Employee Benefit Plans.

       (i) All benefit and compensation plans, contracts, policies or arrangements covering current or former employees of the Company (the "Employees") and current or former directors of the Company including, but not limited to, "employee benefit plans" within the meaning of Section 3(3) of ERISA, and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, and life and health insurance continuation plans (the "Benefit Plans"), are Previously Disclosed in the Disclosure Schedule. True and complete copies of all Benefit Plans including, but not limited to, any trust instruments and insurance contracts forming a part of any Benefit Plans and all amendments thereto have been provided or made available to Parent.

      (ii) All Benefits Plans covering Employees, to the extent subject to ERISA, are in substantial compliance with ERISA. Each Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA ("Pension Plan") and which is intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service, and the Company is not aware of any circumstances likely to result in revocation of any such favorable determination letter or the loss of the qualification of such Pension Plan under Section 401(a) of the Code. There is no material pending or threatened litigation relating to the Benefits Plans. The Company has not engaged in a transaction with respect to any Benefit Plan or Pension Plan that, assuming the taxable period of such transaction expired as of the date hereof, could subject the Company to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material.

      (iii) No Benefit Plan, ongoing, frozen or terminated "single-employer plan", within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by the Company, or single-employer plan of any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate") is a "defined benefit plan" as defined in Section 414(j) of the Code. The Company has not incurred, and does not expect to incur, any withdrawal liability with respect to a multiemployer plan under Subtitle E of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate).

      (iv) All contributions required to be made under the terms of any Benefit Plan have been timely made. The Company has not provided, or is required to provide, security to any Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

      (v) The Company does not have any obligations for retiree or director health and life benefits under any Benefit Plan. Except as Previously Disclosed, the Company may amend or terminate any such Benefit Plan at any time without incurring any liability thereunder.

      (vi) None of the execution of this Agreement, shareholder approval of this Agreement or consummation of the transactions contemplated by this Agreement will (A) entitle any employees of the Company to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Benefit Plans, (C) result in any breach or violation of, or a default under, any of the Benefit Plans or (D) result in any payment that would be a "parachute payment" to a "disqualified individual" as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

    (n)  Labor Matters.  The Company is not a party to and is not bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is the Company the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel the Company to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to the Company's Knowledge, threatened, nor is the Company aware of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

    (o)  Environmental Matters.  The Company has complied at all times with applicable Environmental Laws; (ii) no real property (including buildings or other structures) currently or formerly owned or operated by the Company, or, to the Knowledge of the Company, any property in which the Company has held a security interest, Lien or a fiduciary or management role ("Company Loan Property"), has been contaminated with, or has had any release of, any Hazardous Substance; (iii) the Company could not be deemed the owner or operator of any Company Loan Property under any Environmental Law which such Company Loan Property has been contaminated with, or has had any release of, any Hazardous Substance; (iv) the Company is not subject to liability for any Hazardous Substance disposal or contamination on any third party property; (v) the Company has not received any notice, demand letter, claim or request for information alleging any violation of, or liability under, any Environmental Law; (vi) the Company is not subject to any order, decree, injunction or other agreement with any Governmental Authority or any third party relating to any Environmental Law;

(vii) to the Company's Knowledge, there are no circumstances or conditions (including the presence of asbestos, underground storage tanks, lead products, polychlorinated biphenyls, prior manufacturing operations, dry-cleaning, or automotive services) involving the Company, any currently or formerly owned or operated property, or any Company Loan Property, that could reasonably be expected to result in any claims, liability or investigations against the Company, result in any restrictions on the ownership, use, or transfer of any property pursuant to any Environmental Law, or adversely affect the value of any Company Loan Property and (viii) the Company has delivered to Parent copies of all environmental reports, studies, sampling data, correspondence, filings and other environmental information in its possession or reasonably available to it relating to the Company, and any currently or formerly owned or operated property or any Company Loan Property.

    As used herein, the term "Environmental Laws" means any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (A) the protection or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, wetlands, indoor air, pollution, contamination or any injury or threat of injury to persons or property in connection with any Hazardous Substance and the term "Hazardous Substance" means any substance in any concentration that is: (A) listed, classified or regulated pursuant to any Environmental Law, (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon or (C) any other substance which is the subject of regulatory action by any Governmental Authority in connection with any Environmental Law.

    (p)  Tax Matters.

       (i) (A) The Company (I) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to have been filed by it and all such filed Tax Returns are materially true, complete and accurate; (II) has paid in full or accrued all Taxes that are required to have been paid or accrued and has withheld from amounts owing to any employee, creditor or third party all amounts that the Company is obligated to have withheld; (III) in the case of any Tax Return required to be retained by the Company prior to the Effective Date in respect of any information reporting or other tax requirements, has retained properly completed Tax Returns in the Company's files; and (IV) has materially complied with all information reporting (and related withholding) requirements related to payments to, and transaction completed for, customers, (B) the Tax Returns referred to in clause (i)(A) have been examined by the Internal Revenue Service or the appropriate taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (C) all deficiencies asserted or assessments made as a result of such examinations have been paid in full or otherwise finally resolved, (D) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i)(A) are currently pending, (E) the Company has not waived any statute of limitations with respect to Taxes that has continuing effect or agreed to any extension of time with respect to a Tax assessment or deficiency that has continuing effect, (F) as of the date hereof, the Company has not been advised in writing by an appropriate taxing authority of any audits, examinations, investigations or other proceedings in respect of Taxes or tax matters, and (G) as of the date hereof, the Company has made available to Parent true and correct copies of all material income, franchise, capital and similar Tax Returns filed by the Company for all taxable years or periods for which the relevant statute of limitations has not expired.

      (ii) There are no Liens on any of the Company's assets that arose in connection with any failure (or alleged failure) to pay any Tax, except with respect to Liens for the payment of taxes not yet due and payable.

      (iii) The Company will not be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Effective Time to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law), in taxable income for any Tax period beginning on or after the Effective Time, or (B) any "closing agreement" as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Effective Time.

      (iv) The Company or any predecessor to the Company has not made with respect to the Company or any predecessor of the Company any consent under Section 341 of the Code.

      (v) The Company will not, as a result of the transactions contemplated by this Agreement, be obligated to make a payment that will not be deductible under Section 280G of the Code.

      (vi) The Company does not have any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by the OCC Documents filed prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the OCC Documents filed on or prior to the date hereof.

     (vii) The Company is not a party to any Tax allocation or sharing agreement, is not nor has been a member of an affiliated, combined, consolidated or unitary Tax group filing consolidated unitary or combined Tax Returns (other than, for purposes of filing consolidated U.S. federal income tax return, a group the common parent of which is or was the Company) and does not otherwise have any liability for the Taxes of any Person (other than the Company).

     (viii) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any taxing authority with respect to the Company.

      (ix) (A) No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of the transaction contemplated by this Agreement and (B) all Taxes that the Company is or was required by law to withhold or collect have been duly withheld or collected and, to the extent required by applicable law, have been paid to the proper Governmental Authority or other Person.

    (q)  Risk Management Instruments.  The Company is not a party nor has it agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a "Derivatives Contract") or owns securities that (i) are referred to generically as "structured notes," "high risk mortgage derivatives," "capped floating rate notes" or "capped floating rate mortgage derivatives" or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the ordinary course of business, consistent with safe and sound banking practices and regulatory guidance. All of such Derivatives Contracts or other instruments, are legal, valid and binding obligations of the Company enforceable in accordance with their terms (except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally), and are in full force and effect. The Company has duly performed in all material respects all of its material obligations thereunder to the extent that such obligations to perform have accrued; and, to the Company's Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder which would have or would reasonably be expected to have a Material Adverse Effect on the Company.

    (r)  Books and Records.  The books and records of the Company have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of the Company.

    (s)  Insurance.  The Company has Previously Disclosed all of the insurance policies, binders, or bonds maintained by the Company ("Insurance Policies"). The Company is insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; the Company is not in material default thereunder; and all claims thereunder have been filed in a due and timely fashion.

    (t)  Allowance For Loan Losses.  The Company's Allowance for Loan Losses ("ALL") is, and shall be as of the Effective Date, in compliance with the Company's existing methodology for determining the adequacy of its ALL as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is and shall be adequate under all such standards.

    (u)  Transactions With Affiliates.  The Company has had no transactions with Affiliates within the meaning of Sections 23A and 23B of the Federal Reserve Act.

    5.04.  Representations and Warranties of Parent.  Subject to Section 5.02, Parent hereby represents and warrants to the Company as follows:

    (a)  Organization, Standing and Authority.  Parent is duly organized, validly existing and in good standing under the laws of the State of California. Parent is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Parent has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

    (b)  Parent Stock.  As of the date hereof, the authorized capital stock of Parent consists solely of 15,000,000 shares of Parent Common Stock, of which no more than 4,609,619 shares were outstanding as of the date hereof, and 5,000,000 shares of Parent Preferred Stock, of which no shares were outstanding as of the date hereof.

    (c)  Subsidiaries.  Each of the Parent Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of the Parent Subsidiaries. Each of the Parent Subsidiaries is duly licensed by the relevant Regulatory Authority, and its deposits are insured by the Bank Insurance Fund in the manner and to the fullest extent provided by law.

    (d)  Corporate Power.  Each of Parent and the Parent Subsidiaries have all requisite corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; Parent has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

    (e)  Corporate Authority.  This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Parent and the Parent Board. This Agreement has been duly executed and delivered by Parent and this Agreement is a valid and legally binding agreement of Parent enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

    (f)  Regulatory Approvals; No Defaults.

       (i) No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Parent or any of its Subsidiaries in connection with the execution, delivery or performance by Parent of this Agreement or to consummate the Merger except for (A) filings of applications or notices with and approvals or waivers by the Federal Reserve Board and the OCC, as required, and (B) filings with federal and state securities authorities. As of the date hereof, to the Knowledge of Parent, there is no reason as to Parent why the approvals set forth in Section 7.01(b) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

      (ii) Subject to receipt, or the making, of the consents, approvals and filings referred to in the preceding paragraph and expiration of the related waiting periods, the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or Agreement, indenture or instrument of Parent or of any of the Parent Subsidiaries or to which Parent or any of the Parent Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the articles of association or by-laws (or similar governing documents) of Parent or any of the Parent Subsidiaries or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

    (g)  Financial Reports and SEC Documents; Material Adverse Effect.

       (i) Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it subsequent to December 31, 2000 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act in the form filed or to be filed (collectively, Parent's "SEC Documents") with the SEC, as of the date filed or to be filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Parent and the Parent Subsidiaries as of its date, and each of the statements of income and changes in shareholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in shareholders' equity and changes in cash flows, as the case may be, of Parent and the Parent Subsidiaries for the periods to which they relate, in each case in accordance with GAAP consistently applied during the periods involved, except in each case as may be noted therein.

      (ii) Since December 31, 2000, Parent and the Parent Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of this Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Parent or the Parent Subsidiaries.

    (h)  No Brokers.  Except for a fee paid to Castle Creek Capital LLC, no action has been taken by Parent or the Parent Subsidiaries that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement.

    (i)  Financing.  Parent has the financial resources to complete the transactions contemplated by this Agreement, or reasonably and in good faith expects (i) to have binding commitments for the provision of the capital required to complete such transactions within the timeframe contemplated by this Agreement and (ii) that no material conditions or restrictions will be imposed by any Regulatory Authority that would impair its ability to use such capital for the purpose of completing such transactions within the timeframe contemplated by this Agreement.

    (j)  Litigation.  No litigation, claim or other proceeding before any court or Governmental Authority is pending against Parent or any of the Parent Subsidiaries and, to Parent's Knowledge, no such litigation, claim or other proceeding has been threatened and there are no facts which could reasonably give rise to such litigation, claim or other proceeding.

    (k)  Regulatory Matters.  Neither Parent, the Parent Subsidiaries nor any of their respective properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any Regulatory Authority. Parent and the Parent Subsidiaries have paid all assessments made or imposed by any Regulatory Authority. Parent has not been advised by, and does not have any Knowledge of facts which could give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

ARTICLE VI
COVENANTS

    6.01.  Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of the Company and Parent agree to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as reasonably practicable and otherwise to enable consummation of the transactions contemplated hereby, including the satisfaction of the conditions set forth in Article VII hereof, and shall cooperate fully with the other party hereto to that end.

    6.02.  Shareholder Approval.  The Company agrees to take, in accordance with applicable law and the Company Articles of Association and Company By-Laws, all action necessary to convene as soon as reasonably practicable a meeting of its shareholders to consider and vote upon the approval of this Agreement and the Merger and any other matters required to be approved by the Company's shareholders for consummation of the Merger (including any adjournment or postponement, the "Company Meeting"), in each case within 45 calendar days after delivery of the Proxy Statement. Except with the prior approval of Parent, no other matters shall be submitted for the approval of the Company shareholders. Subject to fiduciary obligations under applicable law, the Company Board shall at all times prior to and during such meeting recommend such approval and shall take all reasonable lawful action to solicit such approval by its shareholders.

    6.03.  Proxy Statement.  (a) After the Merger Agreement is executed, the Company shall promptly mail at its expense a proxy statement (the "Proxy Statement") to its shareholders.

    (b)  Each of the Company and Parent agrees the Proxy Statement and any amendment or supplement thereto shall, at the date of mailing to shareholders and at the time of the Company

Meeting not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. Each of the Company and Parent further agrees that if such party shall become aware prior to the Effective Date of any information furnished by such party that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other parties thereof and to take the necessary steps to correct the Proxy Statement.

    6.04.  Press Releases.  The Company and Parent shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statements without the prior consent of the other party, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of outside counsel be required by law or the rules or regulations of Nasdaq. The Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other party.

    6.05.  Access; Information.  (a) The Company agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford Parent and Parent's officers, employees, counsel, accountants and other authorized representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel and to such other information as Parent may reasonably request and, during such period, it shall, as promptly as is reasonably practicable, furnish to Parent all information concerning its business, properties and personnel as Parent may reasonably request.

    (b)  Without limiting the generality of Section 6.05(a), prior to the Effective Time, Parent and Parent's representatives shall have the right to conduct a review to determine (i) that the assets, books, records and operations of the Company are in satisfactory condition and will not in a material way adversely impact Parent after consummation of the transactions contemplated hereby and (ii) the accuracy of the representations and warranties and the satisfaction of the conditions to closing as provided hereunder.

    (c)  The Company agrees that, subject to applicable laws, it shall cooperate in good faith with Parent on mutually agreed operating issues which the parties agree have priority.

    (d)  Parent agrees that, upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the Company and its authorized representatives such access to Parent's personnel as the Company may reasonably request.

    (e)  The parties acknowledge that each of Parent and the Company have previously executed Confidentiality Agreements, dated as of October 11, 2001, and July 30, 2001, as part of a due diligence review conducted by the parties, which confidentiality agreements shall continue in full force and effect in accordance with their terms.

    6.06.  Acquisition Proposals.  The Company agrees that neither it nor any of its officers or directors shall, and that it shall direct and use its reasonable best efforts to cause its employees, agents and representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving, or any purchase of all or substantially all of the assets of the Company (excluding any sale of all or substantially all the assets of the Company's Subsidiary) or more than 15% of the outstanding equity securities, of the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"). The Company further agrees that neither the Company nor any of its respective officers and directors shall, and that it shall direct and use its reasonable best efforts to cause its employees, agents and representatives not to, directly or indirectly, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent the Company or the Company Board from (A) complying with its disclosure obligations under federal or state law; (B) providing information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the Company Board receives from the Person so requesting such information an executed confidentiality agreement; (C) engaging in any negotiations or discussions with any Person who has made an unsolicited bona fide written Acquisition Proposal or (D) recommending such an Acquisition Proposal to the shareholders of the Company, if and only to the extent that, (i) in each such case referred to in clause (B), (C) or (D) above, the Company Board determines in good faith (after consultation with outside legal counsel) that such action would, in the absence of the foregoing proscriptions, be legally required in order for its directors to comply with their respective fiduciary duties under applicable law and (ii) in the case referred to in clause (D) above, the Company Board determines in good faith (after consultation with its financial advisor) that such Acquisition Proposal, if accepted, is reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal and would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the Merger (any such more favorable Acquisition proposal being referred to in this Agreement as a "Superior Proposal"). The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposals. The Company agrees that it will notify Parent within three calendar days if any such inquiries, proposals or offers are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, any of its representatives.

    6.07.  Certain Policies.  Prior to the Effective Date, the Company shall, consistent with GAAP, the rules and regulations of the OCC and applicable banking laws and regulations, modify or change its loan, OREO, accrual, reserve, tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Parent; provided, however, that in any event, no accrual or reserve made by the Company pursuant to this Section 6.07 shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence of the Company or its management with any such adjustments.

    6.08.  Regulatory Applications  (a) Each of Parent and the Company and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement (including the consolidation of any Company branches with Merger Subsidiary branches or branches of any other Subsidiary of Parent or the closure of any Company branches, in each case as Parent in its sole discretion shall deem necessary); and any initial filings with Governmental Authorities shall be made by Parent as soon as reasonably practicable after the execution hereof but, provided that the Company has cooperated as described above, in no event later than 60 calendar days after the date hereof. Each of Parent and the Company shall have the right to review in advance, and to the extent practicable each shall consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of such parties agrees to act reasonably and as promptly as is reasonably practicable. Each party hereto agrees that it shall consult with the other parties hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party shall keep the other parties apprised of the status of material matters relating to completion of the transactions contemplated hereby.

    (b)  Each party agrees, upon request, to furnish the other parties with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other parties or any of their respective Subsidiaries to any third party or Governmental Authority.

    6.09.  Indemnification  (a) Following the Effective Time, Parent shall indemnify, defend and hold harmless each present and former director and officer of the Company (each, an "Indemnified Party") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement or any related agreement, but excluding any Costs arising out of any violation or alleged violation of the Exchange Act or the rules and regulations thereunder with respect to insider trading) to the fullest extent that the Company is permitted to indemnify (and advance expenses to) its directors or officers under the National Bank Act, the Company Articles and the Company By-Laws as in effect on the date hereof; provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under the National Bank Act, the Company Articles and the Company By-Laws shall be made by independent counsel selected by Parent; reasonably acceptable to the Indemnified Party, and provided, further, that in the absence of judicial precedent to the contrary, such counsel, in making such determination, shall presume such officer's or director's conduct complied with such standard and Parent shall have the burden to demonstrate that such officer's or director's conduct failed to comply with such standard.

    (b)  For a period of three years from the Effective Time, Parent shall use its commercially reasonable efforts to provide that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of the Company (as opposed to the portion that serves to reimburse the Company) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by the Company; provided, however, that in no event shall Parent be required to expend on an annual basis more than 150% of the current amount expended on an annual basis by the Company (the "Insurance Amount") to maintain or procure such director's and officer's insurance coverage; provided, further, that if Parent is unable to maintain or obtain the insurance called for by this Section 6.09(b), Parent shall use its commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that officers and directors of the Company may be required to make application and provide customary representations and warranties to Parent's insurance carrier for the purpose of obtaining such insurance.

    (c)  Any Indemnified Party wishing to claim indemnification under Section 6.09(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall as promptly as is reasonably practicable, notify Parent thereof; provided that the failure so to notify shall not affect the obligations of Parent under Section 6.09(a) unless and to the extent that Parent is actually prejudiced as a result of such failure.

    (d)  If Parent or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of Parent shall assume the obligations set forth in this Section 6.09.

    6.10.  Benefit Plans  (a) From and after the Effective Time, Parent shall provide former employees of the Company who remain as employees of Parent or any of its Subsidiaries with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Parent and the Parent Subsidiaries. Parent shall cause each employee benefit plan, program, policy or arrangement of Parent in which employees of the Company are eligible to participate to take into account for purposes of eligibility and vesting thereunder the service of such employees with the Company to the same extent as such service was credited for such purpose by the Company. Nothing herein shall limit the ability of Parent to amend or terminate any of the Benefit Plans in accordance with their terms at any time.

    (b)  Parent shall honor, and the Surviving Association shall continue to be obligated to perform, in accordance with their terms, all benefit obligations to, and contractual rights of, current and former employees and directors of the Company existing as of the Effective Date, as well as all employment or severance agreements, plans or policies of the Company which are Previously Disclosed, except as otherwise agreed to by the directors of the Company in Non-Compete or Non-Solicitation Agreements entered into by and between each of the directors and Parent.

    (c)  If employees or directors of the Company become eligible to participate in a medical, dental or health plan of Parent, Parent shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions covered under the applicable medical, health or dental plans of the Company, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by the employees and their beneficiaries during the portion of the calendar year prior to such participation and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time to the extent such employee had satisfied any similar limitation or requirement under an analogous Benefit Plan prior to the Effective Time.

    6.11.  Notification of Certain Matters.  Each of the Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

    6.12.  Parent Approval.  The Company shall keep Parent reasonably informed as to the status of the transactions contemplated in Sections 4.01(a), 4.01(g) and 4.01(l) of the Company's Disclosure Schedule and shall not enter into any additional agreements with respect to such transactions without the prior approval of Parent, which approval shall not be unreasonably withheld or delayed.

    6.13.  Covenant Relating to the Tax Status of the Agreement.  Parent and the Company intend the Agreement to qualify as a stock purchase for all U.S. federal income tax purposes. Each party will (and will cause each of its Subsidiaries to) both before and after the Effective Time (i) use reasonable efforts to cause the Agreement to so qualify; (ii) refrain from taking any action (including making any election under Section 338 of the Code) that would reasonably be expected to cause the Agreement to fail to so qualify; and (iii) take the position for all purposes that the Agreement so qualifies.

ARTICLE VII
CONDITIONS TO CONSUMMATION OF THE MERGER

    7.01.  Conditions to Each Party's Obligation to Effect the Merger.  The respective obligation of each of the parties hereto to consummate the Merger is subject to the fulfillment or written waiver by the parties hereto prior to the Effective Time of each of the following conditions:

    (a)  Shareholder Approvals.  This Agreement and the Merger shall have been duly approved by the affirmative vote of holders of not less than two-thirds of the outstanding shares of the Company Stock.

    (b)  Regulatory Approvals.  All regulatory approvals required to conummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Parent Board reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Parent and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Parent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

    (c)  No Injunction.  No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

    7.02.  Conditions to Obligation of the Company.  The obligation of the Company to consummate the Merger is also subject to the fulfillment or written waiver by the Company prior to the Effective Time of each of the following conditions:

    (a)  Representations and Warranties.  The representations and warranties of Parent set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02 shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (b)  Performance of Obligations of Parent.  Parent and Merger Subsidiary shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate, dated the Effective Date, signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

    (c)  Fairness Opinion.  The Company shall have received the written opinion of Western Financial Corporation to the effect that, as of the date of the mailing of the Proxy Statement to the shareholders of the Company in connection with the Company Meeting, the Offer Price is fair to the holders of Company Stock from a financial point of view.

    7.03.  Conditions to Obligation of Parent and Merger Subsidiary.  The obligation of Parent and Merger Subsidiary to consummate the Merger is also subject to the fulfillment or written waiver by Parent and Merger Subsidiary prior to the Effective Time of each of the following conditions:

    (a)  Representations and Warranties. The representations and warranties of the Company set forth in this Agreement, subject in all cases to the standard set forth in Section 5.02, shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the

Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Parent and Merger Subsidiary shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (b)  Performance of Obligations of Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Parent and Merger Subsidiary shall have received a certificate, dated the Effective Date, signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

    (c)  Performance of Obligations of the Shareholders.  The Shareholders shall have performed in all material respects all obligations required to be performed by them under the Shareholder Agreements, provided, however, that this condition shall be deemed to be satisfied notwithstanding any failure to perform such obligations unless any such failure or failures, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on the Company and, if requested by Parent, Parent shall have received a certificate, dated the Effective Date, signed by each Shareholder to such effect with respect to such Shareholder.

    (d)  Shareholders' Equity and Reserves.  As of the end of the month immediately preceding the Effective Date, (i) the shareholders' equity of the Company shall not be less than $18.553 million and (ii) the Company's ALL shall not be less than $1.845 million, in each case as determined in accordance with GAAP.

    (e)  Directors' Resignations.  Parent shall have received the written resignation of each director of the Company (in such director's capacity as a director of the Company), effective as of the Effective Time.

ARTICLE VIII
TERMINATION

    8.01.  Termination by Mutual Consent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by holders of Company Stock referred to in Section 7.01(a), by mutual written consent of the Company and Parent by action of their respective Boards of Directors.

    8.02.  Termination by Either Parent or the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Board of Directors of either Parent or the Company if (a) the Merger shall not have been consummated by the Termination Date, as defined below, whether such date is before or after the adoption of this Agreement by holders of Company Stock, or (b) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by holders of Company Stock); provided that the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its material obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of the Merger to be consummated. For purposes of this Agreement, "Termination Date" means February 28, 2002, provided that such date may be extended to April 1, 2002 by written notice from an authorized officer of Parent to the Company, received by the Company on or before February 28, 2002, certifying that: (x) as of February 28, 2002, a regulatory approval set forth in Section 7.01(b) has not yet been obtained or the Parent has not yet consummated or completed an offering in connection with the raising of capital by Parent for the payment of the Merger Consideration set forth in Article III; (y) Parent (A) has written binding commitments for funds or (B) reasonably and in good faith expects to raise funds in a rights offering as to which a registration statement has been filed with the SEC, which (A) and (B) together will be sufficient to fund the amount of capital required for it to consummate the transactions contemplated by this Agreement while remaining "well capitalized" as defined in the applicable bank holding company capital regulations, such binding written commitments to require funding on or before April 1, 2002, such binding written commitments to be provided by entities with adequate liquid resources to fund such commitments in accordance with their terms, with funding under such binding written commitments subject only to (A) the passage of time through no later than April 1, 2002, and/or (B) the conditions to Parent's obligations to consummate the Merger being satisfied or waived on or prior to April 1, 2002; and (z) copies of such written binding commitments are attached to such written notice.

    8.03.  Termination by the Company.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by holders of Company Stock referred to in Section 7.01(a), by action of the Company Board:

    (a) if (i) the Company Board authorizes the Company, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, (ii) Parent does not make, within five Business Days of receipt (not counting the day of receipt) of the Company's written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the Company Board determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (iii) the Company upon such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.05; or

    (b) if there has been a material breach by Parent or Merger Subsidiary of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by the Company to the party committing such breach, and as a result of any such breach or breaches either of the conditions set forth in Section 7.02(a) or (b) would not be satisfied at Closing.

    8.04.  Termination by Parent.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Parent Board:

    (a) if the Company Board shall have withdrawn or adversely modified its approval or recommendation of this Agreement or after an Acquisition Proposal has been made failed to reconfirm its recommendation of this Agreement within ten Business Days after a written request by Parent to do so; or

    (b) if there has been a material breach by the Company of any representation, warranty, covenant or agreement contained in this Agreement that is not curable or, if curable, is not cured within 30 calendar days after written notice of such breach is given by Parent to the Company, and as a result of any such breach or breaches either of the conditions set forth in Section 7.03(a) or (b) would not be satisfied at the Closing.

    8.05.  Effect of Termination and Abandonment.  (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 9.01) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other representatives).

    (b) In the event that this Agreement is (i) terminated on the Termination Date, provided that as of such termination the conditions to the Company's obligations to close set forth in Sections 7.01 and 7.02 are satisfied but the Company has failed to consummate the Merger for any reason, (ii) terminated by the Company pursuant to Section 8.03(a) or (iii) terminated by Parent pursuant to

Section 8.04(a) or (b), then, provided the Company was not entitled as of such termination to terminate this Agreement pursuant to Section 8.03(b) or clause (b) of Section 8.02, the Company shall (x) promptly, but in no event later than two Business Days after the date of such termination, pay Parent a termination fee of $1,800,000 and (y) promptly, but in no event later than two Business Days after being notified of such by Parent, pay all of the charges and expenses, including those of the Paying Agent, incurred by Parent and Merger Subsidiary in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $200,000, in each case payable by wire transfer of same day funds. In the event that this Agreement is (A) terminated on the Termination Date, provided that as of such termination the conditions to Parent's obligations to close set forth in Sections 7.01 and 7.03 are satisfied but Parent has failed to consummate the Merger because Parent does not have available the capital required to consummate such transactions or for any other reason, or (B) terminated by the Company pursuant to Section 8.03(b), then, provided Parent was not entitled as of such termination to terminate this Agreement pursuant to Section 8.04(a), Section 8.04(b) or clause (b) of Section 8.02, Parent shall (i) promptly, but in no event later than two Business Days after the date of such termination, pay the Company a termination fee of $1,800,000 and (ii) promptly, but in no event later than two Business Days after being notified of such by the Company, pay all of the charges and expenses, including those of the Paying Agent, incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $200,000, payable by wire transfer of same day funds. The Company's payment shall be the sole and exclusive remedy of Parent and Merger Subsidiary against the Company and its directors, officers, employees, agents, advisors or other representatives with respect to the breach of any covenant or agreement set forth in this Agreement. Parent's payment shall be the sole and exclusive remedy of the Company against Parent, Merger Subsidiary, other Parent Subsidiaries and their directors, officers, employees, agents, advisors or other representatives with respect to the breach of any covenant or agreement set forth in this Agreement. Each of Parent and the Company acknowledges that the agreements contained in this Section 8.05(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either of Parent or the Company fails to promptly pay the amount due pursuant to this Section 8.05(b), and, in order to obtain such payment, the other party, commences a suit which results in a judgment against Parent or the Company, as the case may be, for the fee set forth in this paragraph (b), Parent or the Company, as the case may be, shall pay to the other party such other party's costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the lending rate of 10% in effect on the date such payment was required to be made.

ARTICLE IX

MISCELLANEOUS

    9.01.  Survival.  No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Section 6.09 and this Article IX, which shall survive the Effective Time, or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.05(e), 8.05 and this Article IX, which shall survive any such termination.

    9.02.  Waiver; Amendment.  Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefited by the provision or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, this Agreement may not be amended if it would reduce the consideration to be received by the Company shareholders in the Merger or be in violation of applicable law.

    9.03.  Counterparts.  This Agreement may be executed in one or more counterparts, or facsimile counterparts, each of which shall be deemed to constitute an original.

    9.04.  Governing Law.  This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law are applicable).

    9.05.  Expenses.  Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

    9.06.  Notices.  All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

    If to the Company to:

    Pacific Western National Bank
    275 North Brea Boulevard
    Brea, California 92821
    Attention: Douglass Faist
    Facsimile: (714) 674-5380

    With copies to:

    Luce, Forward, Hamilton & Scripps, LLP
    600 West Broadway, Suite 2600
    San Diego, California 92101
    Attention: Kurt L. Kicklighter
    Facsimile: (619) 645-5339

    and

    Paul M. Weil & Associates
    Attorneys at Law
    5810 El Camino Real, Suite D
    Carlsbad, California 92008
    Attention: Paul M. Weil
    Facsimile: (760) 431-2158

    If to Parent or Merger Subsidiary to:

    First Community Bancorp
    6110 El Tordo Road
    Rancho Santa Fe, California 92067
    Attention: Arnold C. Hahn
    Facsimile: (858) 756-2980

    With a copy to:

    Sullivan & Cromwell
    1888 Century Park East, Suite 2100
    Los Angeles, California 90067-1725
    Attention: Stanley F. Farrar
    Facsimile: (310) 712-8800

    9.07.  Entire Understanding; No Third Party Beneficiaries.  This Agreement, the Shareholder Agreements, the Non-Compete Agreements and the Confidentiality Agreements represent the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby and thereby and this Agreement, the Shareholder Agreements, the Non-Compete Agreements and the Confidentiality Agreements supersede any and all other oral or written agreements heretofore made. Except for Section 6.09, nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

    9.08.  Effect.  No provision of this Agreement shall be construed to require the Company, Parent or any of their respective Subsidiaries, affiliates or directors to take any action or omit to take any action which action or omission would violate applicable law (whether statutory or common law), rule or regulation. However, where such an action is otherwise required by this Agreement, this Section 9.08 shall not relieve a party from liability for failure to perform such action.

    9.09.  Severability.  Except to the extent that application of this Section 9.09 would have a Material Adverse Effect on the Company or Parent, any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

    9.10.  Enforcement of the Agreement.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto consents to submit itself (without making such jurisdiction exclusive) to the personal jurisdiction of any federal court in the Southern District of California in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement.

    9.11.  Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

PACIFIC WESTERN NATIONAL BANK
By:	/s/ Douglass Faist
Name: Douglass Faist Title: President and Chief Executive Officer
FIRST COMMUNITY BANCORP
By:	/s/ Arnold C. Hahn
Name: Arnold C. Hahn Title: Chief Financial Officer

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AGREEMENT AND PLAN OF MERGER
TABLE OF CONTENTS RECITALS
ARTICLE I CERTAIN DEFINITIONS
ARTICLE II THE MERGER
ARTICLE III CONSIDERATION; EXCHANGE PROCEDURES
ARTICLE IV ACTIONS PENDING ACQUISITION
ARTICLE V REPRESENTATIONS AND WARRANTIES
ARTICLE VI COVENANTS
ARTICLE VII CONDITIONS TO CONSUMMATION OF THE MERGER
ARTICLE VIII TERMINATION
ARTICLE IX MISCELLANEOUS
RECITALS
ARTICLE IX MISCELLANEOUS